United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Visa Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Visa Inc.

RE: The case to vote FOR Proposal 5 on the 2026 Proxy Ballot (“Request for Board of Directors to Adopt Policy for an Independent Chair”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 5, which it sponsors, on the 2026 proxy ballot of Visa Inc. (“Visa” or the “Company”).1 The “Resolved” clause of the proposal states:

1 Visa Inc. “Notice of 2026 Annual Meeting and Proxy Statement.” See https://s29.q4cdn.com/385744025/files/doc_downloads/2025/PRO014524_WO80_Visa_DEF-14A_WORKIVA_CourtesyPDF.pdf

Shareholders request the Board of Directors of Visa Inc. (“Company”) adopt as policy, and amend the governing documents as necessary, to require hereafter that two separate people hold the office of the Chairman of the Board (“Chair”) and the office of the Chief Executive Officer (“CEO”) as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman should not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

Introduction

The Chief Executive Officer and Chairman roles at Visa are not currently held by the same individual. Ryan McInerney serves as CEO, and John F. Lundgren is Board Chair. However, Visa’s governance framework does not lock in that separation. The Board argues it should retain “flexibility” to adopt different leadership structures in the future, noting it has “historically implemented a variety of different leadership structures,” and warning that a binding policy would “limit the Board’s future ability” to align leadership structure with its preferences at a given time. As this memorandum will explain, professional and academic opinion increasingly advocates for boards to mandate separation of CEO and Chair positions.

NLPC’s Criticisms of Previous Chair/CEO

In its notice of exempt solicitation filed with the SEC in support of a very similar proposal for Visa’s 2023 annual meeting, NLPC argued that vesting former Chair/CEO Al Kelly with that combined authority was not simply an abstract governance concern, but represented practical enabling of politicized and reputationally risky corporate conduct.2 NLPC’s criticisms of Mr. Kelly’s decision-making highlighted too much emphasis on progressive “stakeholder” posturing, rather than ideologically neutral stewardship. NLPC pointed to, for example, Visa’s continued

2 Notice of Exempt Solicitation, National Legal and Policy Center, December 2022. See https://www.sec.gov/Archives/edgar/data/1958085/000109690623000009/nlpc_px14a6g.htm.

sponsorship of the 2022 Beijing Winter Olympics despite the U.S. diplomatic boycott; Kelly’s public response to the 2020 Black Lives Matter unrest (including commitments NLPC characterized as race-based targets/quotas for executives and hiring, and the use of virtue-signaling terms like “Latinx”); Visa’s support for a firearms-merchant category code that NLPC said invited abuse against lawful commerce; and what NLPC described as a stage-managed annual meeting format with “softball” questions that avoided direct shareholder concerns.3

NLPC rejected Visa’s policy defense as insufficiently protective of responsible governance, and as a reason to adopt a durable independent-chair policy rather than rely on discretionary “flexibility.” Without such a policy, Visa may seek to return to a combined CEO and Chair in the future, which could lead to similar judgment shortcomings and public policy misfires, leading to fiduciary and reputational risk not dissimilar to those seen in recent years at Anheuser-Busch, Cracker Barrel, Disney, and Target.

Professional, Practical, and Philosophical Justifications for An Independent Chair

One person occupying both the Chair and CEO roles at the same time infuses that leader with an inordinate amount of insufficiently checked power. The issue is not whether a particular CEO is competent or well-intentioned. It is that governance should be designed for the reality of human incentivization, imperfect information, and the inevitability of high-stakes inflection points.

A board is meant to supervise management on behalf of owners, while a CEO manages the enterprise. When those functions are fused under one person’s authority, the system asks an individual to preside over the body that must evaluate, compensate, discipline, and—if necessary—replace him or her. Shareholders should prefer rules that remain sound regardless of who occupies the offices. In that sense, an independent chair policy is a form of institutional “precommitment.” It preserves checks and balances not only when times are good, but when pressure, urgency, and reputational risk are highest.

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:4

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

And as two business law professors argued in a 2020 Harvard Business Review article, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”5

3 “NLPC Calls Out Visa CEO at Annual Meeting Over Wokeness,” National Legal and Policy Center, Jan. 24, 2023. See https://nlpc.org/corporate-integrity-project/nlpc-calls-out-visa-ceo-at-annual-meeting-over-wokeness/.

4 Geneen, Harold. Managing, Doubleday, January 1, 1984.

5 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

The Chair shapes the board’s agenda, meeting dynamics, and the cadence and framing of information the board receives. Even conscientious directors are constrained by what they know and how it is contextualized. If the CEO also serves as Chair, the board’s primary channel for oversight is placed under the same individual whose performance and strategic choices are being assessed. A separate independent Chair reduces this asymmetry.

The California Public Employees’ Retirement System (CalPERS), the nation’s largest pension, states that the “board should be chaired by an independent director” who “should ensure a culture of openness and constructive debate that allows a range of views to be expressed.”6

Both leading proxy advisory firms frame the independent chair issue as a matter of structural oversight rather than personality. Institutional Shareholder Services (ISS) contends that “the chair of the board should ideally be an independent director,” and it generally encourages investors to support “shareholder proposals requiring that the board chair position be filled by an independent director.”7 Glass Lewis warned in 2025 that “it can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion,” because such control “can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board.”8

Together, these statements support the proposal’s core thesis: an independent chair helps prevent management from supervising itself and preserves a boardroom environment where oversight, accountability, and shareholder-focused governance remain institutionally protected.

We cite the CFA Institute Research and Policy Center9 in our Proposal:

Combining [Chairman and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment … Many jurisdictions consider the separation of the chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO.

6 CalPERS. “CalPERS’ Governance & Sustainability Principles,” September 2019. See https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

7 ISS Governance. “US Voting Guidelines.” See https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

8 Glass Lewis. “2025 Benchmark Policy Guidelines.” See https://resources.glasslewis.com/hubfs/2025%20Guidelines/2025%20US%20Benchmark%20Policy%20Guidelines.pdf

9 CFA Institute. “The Corporate Governance of Listed Companies,” 2018. See https://rpc.cfainstitute.org/-/media/documents/article/position-paper/corporate-governance-of-listed-companies-3rd-edition.pdf

The CFA Institute states that “good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”10 The CFA Institute insists that “board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”11

The independent chair has also become the international governance standard. The G20/OECD Principles of Corporate Governance recognize that separating the chief executive and chair roles strengthens board objectivity and independence from management:12

In jurisdictions with single tier board systems, the objectivity of the board and its independence from management may be strengthened by the separation of the role of chief executive and chair. Separation of the two posts is regarded as good practice, as it can help to achieve an appropriate balance of power, increase accountability and improve the board’s capacity for decision-making independent of management.

The OECD Corporate Governance Factbook 202513 demonstrates that the Chair and CEO separation has become the norm across major markets and regulatory systems:

One-third of jurisdictions with a one‑tier board system require the separation of the functions of board chair and CEO, and an additional 38% encourage it through code recommendations. These figures represent a significant increase from 2014, when 13% of jurisdictions had a requirement and 25% had a recommendation...In total, 76% of jurisdictions either require or encourage the separation of the roles of CEO and board chair, up from 44% in 2014.

The UK Corporate Governance Code states that “the roles of chair and chief executive should not be exercised by the same individual. A chief executive should not become chair of the same company,” a much firmer stance than regulators have taken in the U.S.14

The 2025 Spencer Stuart Board Index offers fresh insights that underscore the critical need for an independent board policy at Visa. The latest trends reveal that separating the roles of CEO and Chair continues to gain momentum among S&P 500 companies. Specifically, 61% of boards now separate the roles of Chair and CEO, compared to 60% in the previous year and 48% in 2015, highlighting an upward trajectory in the recognition of independent oversight's role in

10 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific

11 Ibid.

12 “G20/OECD Principles of Corporate Governance.” See https://www.oecd.org/content/dam/oecd/en/publications/reports/2023/09/g20-oecd-principles-of-corporate-governance-2023_60836fcb/ed750b30-en.pdf

13 “OECD Corporate Governance Factbook 2025,” OECD, October 6, 2025. See https://www.oecd.org/en/publications/oecd-corporate-governance-factbook-2025_f4f43735-en/full-report/the-board-of-directors_56efe758.html

14 “UK Corporate Governance Code,” Financial Reporting Council, January 2024. See https://www.hwa.uk.com/site/wp-content/uploads/2024/09/UK_Corporate_Governance_Code_2024.pdf?utm_source=chatgpt.com mitigating risks and enhancing corporate governance. Additionally, the representation of independent chairs has seen a notable increase, with 42% of S&P 500 boards appointing an independent chair—an uptick from 39% in the previous year and 29% in 2015. This increase in independent chair appointments is a clear indication of the growing recognition of the importance of objective leadership in the boardroom.

Visa believes that separating the roles of CEO and Board Chair is unnecessary and counterproductive: “Visa’s governing documents provide the Board with the flexibility to determine the optimal leadership structure for the Company.”15 We contend the opposite is the case. Shareholders should separate the Chair and CEO positions to restore accountability to the C-Suite and integrity to the Board of Directors.

Visa’s Response to our Proposal

Visa claims the Board must retain its “flexibility” to combine CEO and Board Chair roles should the Board determine that it is in the best interests of the Company.

In its statement of opposition, the Board states that “Board has historically implemented a variety of different leadership structures depending on what the Board determined was appropriate at the time” and claim a

“commitment to independent board leadership.”[16] Visa claims that it must retain “the ability to adapt to the Company’s evolving needs and implement the appropriate Board leadership structure at any given time.” We disagree.

The United States government analogy is a perfect example. The President exercises executive authority with great discretion, but legislative power is reserved for Congress, and judicial power for the Supreme Court and lower courts. However, each branch wields authority over its own affairs. Each branch utilizes as much power as possible within their clearly defined roles. Further, the adversarial nature of the U.S. government prevents one branch from infringing on the others.

Is our constitutional form of government too rigid? Or should elected (or even appointed) leaders have elastic rules to play by – like Visa’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, social media favorability, and other irrelevant subjectivisms beyond fiduciary duties? The Board strives for its “flexibility” at the expense of transparency and accountability. The roles should be mandatorily separated into two, clearly defined positions.

15 Visa Inc. “Notice of 2026 Annual Meeting and Proxy Statement.” See https://s29.q4cdn.com/385744025/files/doc_downloads/2025/PRO014524_WO80_Visa_DEF-14A_WORKIVA_CourtesyPDF.pdf

16 Ibid.

The Dangers of Too Much Concentrated Power

The unchecked concentration of power within the dual role of Chair and CEO at Visa presents risks that are antithetical to the fundamental principles of sound corporate governance and the long-term interests of its shareholders. It contradicts the established governance standards that underscore the independence and objective oversight necessary for a board to effectively protect shareholder value and ensure corporate accountability.

The potential for conflict of interest is significant: a CEO who also serves as Chair is less likely to be held accountable for the company’s missteps, or to receive the critical oversight needed to prevent them. This dynamic has been observed not only in corporate history but is also being increasingly recognized in contemporary governance discourse.

In an example related to Boeing cited in the aforementioned Harvard Business Review article, the co-authors noted former Chair/CEO Dennis Muilenburg’s three-year tenure, during which the company successfully lobbied to ease government oversight of new airplane designs.17 A subsequent series of events “is suspected to have led to two plane crashes and the tragic loss of 346 lives, the grounding of almost 500 planes worldwide, and company losses that will exceed $18 billion” (as of March 2020).

“Boeing might have benefitted from a board chair initiating a closed executive session that considered Muilenburg’s fixation on global and interplanetary aspirations,” the article stated. “Perhaps those aspirations could have been identified as what they turned out to be: signals that the corporation’s priorities had veered dangerously out of alignment.”

Conclusion

Proposal 5 does not aim to undermine the current leadership. Instead it intends to strengthen the Company’s ability to navigate the complex and evolving landscape of multinational finance across a multitude of vastly different jurisdictions and cultures, amid a minefield of economic, political and worldview considerations. For these reasons, we believe it is imperative that Visa change its corporate governance policies to require an independent Board Chair.

Thus, NLPC urges you to VOTE FOR on Proposal 5 on the 2026 proxy ballot of Visa Inc.

Photo Credits:

Page 2 – Ryan McInerney/World Economic Forum, Creative Commons

Page 6 – Visa headquarters in San Francisco/Visa.com

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17 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

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For questions regarding Visa Inc., Proposal 5 – “Request for Board of Directors to Adopt Policy for an Independent Chair”, submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.